SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

uBid.com Holdings, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)
903468 10 6
(CUSIP Number)

Robert K. Ranum, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 903468 10 6	13D	Page 2 of 8 Pages

1	Names of reporting persons/i.r.s. Identification nos. Of above persons (entities only) Thomas J. Petters
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power

	8	Shared voting power 7,695,714 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)

	9	Sole dispositive power

	10	Shared dispositive power 7,695,714 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)
11	Aggregate amount beneficially owned by each reporting person 7,695,714 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions)[ ]
13	Percent of class represented by amount in row (11) 40.9%
14	Type of reporting person (see instructions) IN

CUSIP No. 903468 10 6	13D	Page 3 of 8 Pages

1	Names of reporting persons/i.r.s. Identification nos. Of above persons (entities only) Petters Group Worldwide, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 6,584,603 shares (includes 583,334 shares that may be acquired upon exercise of a currently exercisable warrant)

	8	Shared voting power 0

	9	Sole dispositive power 6,584,603 shares (includes 583,334 shares that may be acquired upon exercise of a currently exercisable warrant)

	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,584,603 shares (includes 583,334 shares that may be acquired upon exercise of a currently exercisable warrant)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions)[ ]
13	Percent of class represented by amount in row (11) 35.0%
14	Type of reporting person (see instructions) OO

CUSIP No. 903468 10 6	13D	Page 4 of 8 Pages

1	Names of reporting persons/i.r.s. Identification nos. Of above persons (entities only) EBP Select Holdings, LLC 20-8907595
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,111,111 shares

	8	Shared voting power

	9	Sole dispositive power 1,111,111 shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,111,111 shares
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions)[ ]
13	Percent of class represented by amount in row (11) 5.9%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, $.001 par value, of uBid.com Holdings, Inc., formerly known as Cape Coastal Trading Corporation (the “Issuer”), 8725 W. Higgins Road, Chicago, Illinois 60631.

Item 2.	Identity and Background.

(a) - (c) This statement is being filed by Thomas J. Petters (“Mr. Petters”), Petters Group Worldwide, LLC, a Delaware limited liability company (“PGW”) and EBP Select Holdings, LLC, a Delaware limited liability company (“EBP”) (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is 4400 Baker Road, Minnetonka, Minnesota 55343. The principal business of PGW is the development and investment in companies that manufacture, procure and market merchandising solutions for key growth markets. The principal business of EBP is as a holding company. The principal occupation of Mr. Petters is Chief Executive Officer of PGW; he is also the sole governor and owner of PGW and the sole governor and owner of EBP.

(d) and (e) To the knowledge of the Reporting Persons, the Reporting Persons have not during the last five years, (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 27, 2007, Mr. Petters transferred 1,111,111 shares of the Issuer’s Common Stock to EBP, an entity solely owned and controlled by Mr. Petters. EBP paid no consideration to Mr. Petters in connection with the transfer.

On October 27, 2007, Petters Company, Inc., a Minnesota corporation solely owned and controlled by Mr. Petters (“PCI”), transferred a five-year warrant to purchase 305,556 shares of the Issuer’s Common Stock at $5.85 per share to PGW, an entity solely owned and controlled by Mr. Petters. PGW paid no consideration to PCI in connection with the transfer.

Item 4.	Purpose of Transaction.

The securities acquired by the Reporting Persons were transferred for corporate organizational and investment purposes. As major shareholders of the Issuer, the Reporting Persons may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and the officers of PGW and EBP may make additional purchases of Common Stock either in the open market or in private transactions, including shares which may be acquired upon exercise of warrants, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons and the officers of PGW and EBP may decide in the future to sell all or part of their investments in the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

PGW owns 6,584,603 shares of Common Stock of the Issuer, including 583,334 shares that may be acquired upon exercise of an exercisable warrant, which represents 35.0% of the outstanding shares of the Issuer’s Common Stock. EBP owns 1,111,111 shares, which represents 5.9% of the outstanding shares of the Issuer’s Common Stock. Mr. Petters beneficially owns an aggregate of 7,695,714 shares of Common Stock of the Issuer indirectly through PGW and EBP, including 583,334 shares that may be acquired upon exercise of exercisable warrants as set forth above, which represents 40.9% of the Issuer’s Common Stock. Mr. Petters has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by the Reporting Persons. Other than the transactions set forth in Item 3 above, neither the Reporting Persons nor the other persons named in Item 2 engaged in any transaction during the past 60 days with respect to securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are two employees of PGW who serve on the board of directors of uBid.com Holdings, Inc.: Mary Jeffries, Chief Operating Officer and David Baer, Chief Legal Officer. Other than the warrants described above and the relationships just described, there are no agreements or other relationships between or among the Reporting Persons, the other persons named in Item 2 and the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement by the persons filing this Schedule 13D to make a joint filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2008

/s/ Thomas J. Petters
Thomas J. Petters

Petters Group Worldwide, LLC

By:	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer

EBP Select Holdings, LLC

By:	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer

EXHIBIT A

The undersigned hereby agree to file a joint Schedule 13D and any future Amendments thereto filed hereafter with respect to the interests of the undersigned in uBid.com Holdings, Inc. The Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned and any future Schedule 13D to Amendments thereto filed hereafter shall be filed on behalf of each of the undersigned.

Dated: January 4, 2008

/s/ Thomas J. Petters
Thomas J. Petters

Petters Group Worldwide, LLC

By:	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer

EBP Select Holdings, LLC

By:	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer